 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Mobiquity Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

60743F508
(CUSIP Number)

December 30, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60743F508

1	NAME OF REPORTING PERSON

Walleye Opportunities Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		522,727 shares of Common Stock (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

522,727 shares of Common Stock (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,727 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3% (1)
12	TYPE OF REPORTING PERSON

IA

(1) As more fully described in Item 4, (i) the number of shares of Common Stock beneficially owned by the Reporting Person excludes the shares of Common Stock issuable upon exercise of that certain Warrant (defined in Item 4) held by Walleye Opportunities Master Fund Ltd (the “Excluded Shares”), which Warrant is not exercisable until July 1, 2023 and is subject to a 4.99% blocker provision, and (ii) the percentage calculated in Row 11 reflects the exclusion of the Excluded Shares from the number of shares of Common Stock beneficially owned by the Reporting Person.

2

CUSIP No. 60743F508

1	NAME OF REPORTING PERSON

Walleye Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		522,727 shares of Common Stock (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

522,727 shares of Common Stock (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,727 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3% (1)
12	TYPE OF REPORTING PERSON

IA

(1) As more fully described in Item 4, (i) the number of shares of Common Stock beneficially owned by the Reporting Person excludes the shares of Common Stock issuable upon exercise of that certain Warrant (defined in Item 4) held by Walleye Opportunities Master Fund Ltd (the “Excluded Shares”), which Warrant is not exercisable until July 1, 2023 and is subject to a 4.99% blocker provision, and (ii) the percentage calculated in Row 11 reflects the exclusion of the Excluded Shares from the number of shares of Common Stock beneficially owned by the Reporting Person.

3

CUSIP No. 60743F508

Item 1(a).	Name of Issuer:

Mobiquity Technologies, Inc., a New York corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35 Torrington Lane

Shoreham, New York 11786

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Walleye Opportunities Master Fund Ltd (“Walleye Opportunities”)

2800 Niagara Lane North

Plymouth, MN 55447

Citizenship: Cayman Islands

Walleye Capital LLC (“Walleye Capital”)

2800 Niagara Lane North

Plymouth, MN 55447

Citizenship: Minnesota

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

60743F508

4

CUSIP No. 60743F508

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of December 30, 2022, Walleye Opportunities directly beneficially owned 522,727 shares of Common Stock, which shares were issued to Walleye Opportunities by the Issuer pursuant to the Purchase Agreement described below.

Walleye Capital, as the Manager of Walleye Opportunities, may be deemed to beneficially own the 522,727 shares of Common Stock beneficially owned by Walleye Opportunities.

On December 30, 2022, Walleye Opportunities entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer sold to Walleye Opportunities, among other things, (i) 522,727 shares of Common Stock as an incentive for consummating the other transactions contemplated by the Purchase Agreement and (ii) a warrant to purchase shares of Common Stock (the “Warrant”), which Warrant is not exercisable until July 1, 2023 and is subject to a “blocker” provision which provides that the Warrant may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, in excess of 4.99% of the number of shares of Common Stock then issued and outstanding (the “4.99% Blocker”). As the Warrant is not exercisable within 60 days of the date of the event which requires the filing of this statement and is subject to the 4.99% Blocker, the shares of Common Stock issuable upon exercise of the Warrant are not included in the number of shares of Common Stock beneficially owned by the Reporting Persons set forth in the cover page for each Reporting Person as well as in this Item 4(a)

5

CUSIP No. 60743F508

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any securities owned by another Reporting Person. Walleye Capital disclaims beneficial ownership of the securities beneficially owned by Walleye Opportunities, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of (i) 9,234,139 shares of Common Stock outstanding as of September 30, 2022, as represented in the Company’s Form 10-Q for the three months ended September 30, 2022 filed with the Securities and Exchange Commission on December 9, 2022 plus (ii) an additional 522,727 shares of Common Stock issued to Walleye Opportunities pursuant to the Purchase Agreement as described in further detail in Item 4(a) above.

As of December 30, 2022, each of Walleye Opportunities and Walleye Capital may be deemed to collectively beneficially own approximately 5.3% of the outstanding shares of Common Stock.

Pursuant to the terms of the Warrant, (i) the Warrant is not exercisable until July 1, 2023 and (ii) Walleye Opportunities may not exercise the Warrant if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, in excess of 4.99% of the number of shares of Common Stock then issued and outstanding (collectively, the “Exercise Limitations”) and the percentage set forth in Row 11 of the cover page for each Reporting Person as well in this Item 4(b) gives effect to the Exercise Limitations.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Walleye Capital shares voting and dispositive power over the shares of Common Stock beneficially owned by Walleye Opportunities.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

6

CUSIP No. 60743F508

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

7

CUSIP No. 60743F508

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2023

WALLEYE OPPORTUNITIES MASTER FUND LTD

By:	Walleye Capital LLC, its Manager

By:	/s/ William England
	Name:	William England
	Title:	Chief Executive Officer

WALLEYE CAPITAL LLC

By:	/s/ William England
	Name:	William England
	Title:	Chief Executive Officer

8